Exhibit 99.1

Suntech Announces Departure of CCO

Wuxi, China, September 7, 2012 — Suntech Power Holdings Co., Ltd. (NYSE: STP) today announced that Andrew Beebe, Suntech’s Chief Commercial Officer, has resigned for personal reasons. Mr. Beebe will remain with the Company for a couple of months to facilitate the transition of global sales and marketing to the CEO’s office going forward.

“Andrew has been a passionate advocate for Suntech and for the global adoption of solar energy,” said David King, Suntech’s Chief Executive Officer. “Under his direction, we have expanded our global sales footprint and become the world’s first PV brand to deploy 7GW of solar products. We wish him success in his future endeavors and thank him for his contributions.”

Suntech’s regional heads representing Europe, Americas and APMEA, will report directly to David King. Suntech currently does not intend to hire a new Chief Commercial Officer.

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP) produces industry-leading solar products for residential, commercial, industrial, and utility applications. With regional headquarters in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are driving solar to grid parity against fossil fuels. Our mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

For more information about Suntech’s people and products visit http://www.suntech-power.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Shashin Surti

Weber Shandwick for Suntech

Tel: +86 21 2411 0046

Email: Suntech@webershandwick.com

Investor inquiries, please contact:

Suntech Power Holdings, Co. Ltd.

Rory Macpherson

Investor Relations Director

Email: rory@suntech-power.com